UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Vipshop Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

92763W103
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 34,692,605[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,229,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,229,437[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[3]
14	TYPE OF REPORTING PERSON CO

[1]	Includes 9,229,437 Class A ordinary shares of par value US$0.0001 per share (“Class A Ordinary Shares”) beneficially owned by the Reporting Person, 16,510,358 Class B ordinary shares of par value US$0.0001 per share (“Class B Ordinary Shares”) held by Elegant Motion Holdings Limited and beneficially owned by Mr. Eric Ya Shen, and 8,952,810 Class A Ordinary Shares held by High Vivacity Holdings Limited and beneficially owned by Mr. Arthur Xiaobo Hong. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Elegant Motion Holdings Limited, Mr. Eric Ya Shen, High Vivacity Holdings Limited and Mr. Arthur Xiaobo Hong are collectively referred to as the “Founder Parties.” Pursuant to the Investor Rights Agreement, dated as of December 29, 2017, by and among the Issuer, the Founder Parties, Windcreek Limited and the Reporting Person, the Founder Parties agreed to support and vote their Shares (as defined herein) in favor of and not take any action to prevent the appointment or election of one (1) director designated by the Reporting Person to the Issuer’s board of directors. The undersigned disclaims beneficial ownership of the securities indicated.
[2]	The Reporting Person is deemed to beneficially own 9,229,437 Class A Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.”
[3]	As a percentage of 131,849,099 outstanding Shares of the Issuer as communicated by the Issuer to the Reporting Persons on December 17, 2017 (including 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares). Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to ten votes per share. Accordingly, and based on the foregoing, the 9,229,437 Class A Ordinary Shares beneficially owned by the Reporting Person represent approximately 3.29% of the aggregate voting power of the total issued and outstanding Shares.

CUSIP No. 92763W103	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 34,692,605[4]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,229,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,229,437[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[6]
14	TYPE OF REPORTING PERSON CO

[4]	Includes 9,229,437 Class A ordinary shares of par value US$0.0001 per share (“Class A Ordinary Shares”) beneficially owned by the Reporting Person, 16,510,358 Class B ordinary shares of par value US$0.0001 per share (“Class B Ordinary Shares”) held by Elegant Motion Holdings Limited and beneficially owned by Mr. Eric Ya Shen, and 8,952,810 Class A Ordinary Shares held by High Vivacity Holdings Limited and beneficially owned by Mr. Arthur Xiaobo Hong. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Elegant Motion Holdings Limited, Mr. Eric Ya Shen, High Vivacity Holdings Limited and Mr. Arthur Xiaobo Hong are collectively referred to as the “Founder Parties.” Pursuant to the Investor Rights Agreement, dated as of December 29, 2017, by and among the Issuer, the Founder Parties, Windcreek Limited and Tencent Mobility Limited, the Founder Parties agreed to support and vote their Shares (as defined herein) in favor of and not take any action to prevent the appointment or election of one (1) director designated by Tencent Mobility Limited to the Issuer’s board of directors. The undersigned disclaims beneficial ownership of the securities indicated.
[5]	The Reporting Person is deemed to beneficially own 9,229,437 Class A Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.”
[6]	As a percentage of 131,849,099 outstanding Shares of the Issuer as communicated by the Issuer to the Reporting Persons on December 17, 2017 (including 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares). Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to ten votes per share. Accordingly, and based on the foregoing, the 9,229,437 Class A Ordinary Shares beneficially owned by the Reporting Person represent approximately 3.29% of the aggregate voting power of the total issued and outstanding Shares.

CUSIP No. 92763W103	SCHEDULE 13D	Page 4 of 9

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Vipshop Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is No. 20 Huahai Street, Liwan District, Guangzhou, Guangdong 510370, People's Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing 0.2 Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “VIPS.” The Reporting Persons (as defined below), however, only beneficially own Class A Ordinary Shares.

Item 2. Identity and Background

(a) - (c), (f) This Statement is being filed by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii) Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent (“Tencent Mobility”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of the principal offices of both Tencent and Tencent Mobility is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent and is principally engaged in the activities of development and operation of entertainment applications, provision of promotion activities for WeChat and investment holding.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent and Tencent Mobility, which is required to be disclosed in response to Item 2 and Special Instructions C to Schedule 13D.

(d)-(e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration

On December 17, 2017, Tencent Mobility agreed to acquire 9,229,437 Class A Ordinary Shares from the Issuer for a purchase price of $65.40 per share (the “Subscribed Shares”) pursuant to a subscription agreement dated December 17, 2017 between the Issuer, Tencent Mobility and Windcreek Limited (the “Subscription Agreement”). Class A Ordinary Shares and Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) are collectively referred to as “Shares.” The Issuer issued 9,229,437 of Class A Ordinary Shares to Tencent Mobility in exchange for $603,605,179.80 in cash (the “Closing Purchase Price”) on December 29, 2017 (the “Closing Date”).

Concurrent with the signing of the Subscription Agreement, Tencent and the Issuer entered into a business cooperation agreement, a copy of which is attached hereto as Exhibit 4 (the “Business Cooperation Agreement”). The description of the Business Cooperation Agreement contained herein is qualified in its entirety by reference to Exhibit 4, which is incorporated herein by reference.

Tencent Mobility used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to acquire the Subscribed Shares.

CUSIP No. 92763W103	SCHEDULE 13D	Page 5 of 9

Item 4. Purpose of Transaction

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the purchase of the Subscribed Shares by Tencent Mobility pursuant to the Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 7.0% of the total Shares outstanding on the Closing Date, and received the right to nominate one director to the board of directors of the Issuer (the “Board”).

The Reporting Persons acquired the Subscribed Shares for investment purposes and in connection with the transactions contemplated under the Subscription Agreement. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the memorandum and articles of association of the Issuer, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares (whether to maintain its rights under the Investor Rights Agreement or otherwise) or other financial instruments of or related to the Issuer (such as the Issuer’s ADSs) or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as set forth in this Statement or in the transaction documents described under Item 6 below, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Appendix A hereto has any present plans or proposal which relate to, or would result in, any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 9,229,437 Class A Ordinary Shares.

Based on a total of 115,338,741 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares outstanding as communicated by the Issuer to the Reporting Persons on December 17, 2017, which includes 9,229,437 Class A Ordinary Shares newly issued by the Issuer to Tencent Mobility and 3,955,473 Class A Ordinary Shares newly issued by the Issuer to Windcreek Limited under the Subscription Agreement, the Reporting Persons beneficially held approximately 7.0% of the total Shares outstanding on the Closing Date.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

(c) Except as described in Item 3 above or Item 6 below (each of which are incorporated into this Item 5(c) by reference), there have been no transactions in the Shares by the Reporting Persons during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions in the Shares by any of the persons identified in Appendix A hereto during the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 92763W103	SCHEDULE 13D	Page 6 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Subscription Agreement

Tencent Mobility and Windcreek Limited, a company organized under the laws of British Virgin Islands (“Windcreek”), entered into the Subscription Agreement with the Issuer on December 17, 2017.  Pursuant to the Subscription Agreement, the Issuer issued to Tencent Mobility the Subscribed Shares in consideration for the Closing Purchase Price, on the Closing Date.  On the same Closing Date, the Issuer also issued 3,955,473 Class A Ordinary Shares to Windcreek, for a purchase price of $258,687,934.20 in cash, pursuant to the Subscription Agreement.

The Subscription Agreement contains customary representations, warranties and indemnities from each of Windcreek, Tencent and the Issuer for a transaction of this nature.

The foregoing description of the Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Subscription Agreement. A copy of the Subscription Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

Business Cooperation Agreement

Tencent entered into a Business Cooperation Agreement with the Issuer on December 17, 2017.

Business Cooperation.  Pursuant to the Business Cooperation Agreement, Tencent has granted to the Issuer an entry on the interface of Weixin Wallet to enable the Issuer to utilize traffic from Tencent’s Weixin platform.

The foregoing description of the Business Cooperation Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Cooperation Agreement. A copy of the Business Cooperation Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

Investor Rights Agreement

Tencent Mobility, Windcreek, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited, each a company incorporated under the laws of the British Virgin Islands entered into an Investor Rights Agreement with the Issuer on the Closing Date. Pursuant to the Investor Rights Agreement, Tencent Mobility has received certain investor’s rights including pre-emptive rights, registration rights and observer appointment rights, a brief summary of which is set forth below:

Lock-up restriction. Pursuant to the Investor Rights Agreement, Tencent Mobility has agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of any of its Subscribed Shares or any economic interest therein, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Subscribed Shares, until two years after the Closing Date.  Windcreek is subject to the same lock-up restriction pursuant to the Investor Rights Agreement.

Standstill restriction. Pursuant to the Investors Rights Agreement, Tencent Mobility has agreed that, without the Issuer’s prior written consent, neither Tencent Mobility nor any of its affiliates will, directly or indirectly, (i) in any way acquire, offer or propose to acquire or agree to acquire legal title to or beneficial ownership of any securities of the Issuer to the extent the ownership percentage of Tencent Mobility will exceed 12% as a result of such acquisition; (ii) make any public announcement with respect to or submit any proposal for, the acquisition of a majority of the securities of the Issuer (including through tender offer, merger, consolidation, or recapitalization of the Issuer); (iii) seek or propose to influence, advise, change or control the management, the Board, governing instruments or policies or affairs of the Issuer by way of any public communication or communication with any person other than the Issuer, or make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A of the Exchange Act); (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any action contemplated by any of the foregoing; (v) enter into any negotiations or arrangements with any third party, or finance any third party, with respect to any of the foregoing; (vi) make any public disclosure inconsistent with clauses (i) through (v), or knowingly take any action with the intent of requiring the Issuer to make any public disclosure with respect to the matters set forth in clauses (i) through (v) until two years after the Closing Date; or (vii) make a request to amend or waive any of the provisions in the Investor Rights Agreement related to the foregoing standstill provision.

CUSIP No. 92763W103	SCHEDULE 13D	Page 7 of 9

However, Tencent Mobility will not be deemed to breach the standstill restriction if Tencent Mobility or its affiliates (i) purchase or subscribe for from any person including the Issuer (in the open market, through block trades, or otherwise), any number of the Issuer’s securities that would not result in Tencent Mobility’s ownership percentage as of immediately after such purchase or subscription exceeding 12% (such right, the “Investor Purchase Right”), or if Tencent Mobility’s ownership percentage exceeds 12% solely as a result of the Issuer’s repurchasing, redeeming or cancelling any of its outstanding shares; (ii) acquire additional securities of the Issuer pursuant to a stock split, stock dividend, recapitalization, reclassification or similar transaction of the Issuer (or of the depositary for the ADSs) made in respect of any securities of the Issuer purchased pursuant to the Investor Purchase Right; (iii) discuss any matter confidentially with the Issuer, board of directors or any of its members or the Issuer’s management or exercise voting rights with respect to ADSs or ordinary shares on any matter brought before the shareholders of the Issuer (or the holders of ADSs) in any manner they choose.  The standstill restriction will be suspended if (i) any person or “group” (as defined in Section 13(d)(3) of the Exchange Act): (1) executes a definitive agreement with the Issuer providing for or approving a transaction or series of related transactions involving a change of control; (2) commences, or announces an intention to commence, a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership of more than fifty percent (50%) of the Issuer’s issued and outstanding voting securities; or (3) commences any “solicitation” of “proxies” (as such terms are defined in the rules of the Securities and Exchange Commission) to elect and/or remove either the Tencent Director (as defined below) or a majority of the board of the directors.

Windcreek is subject to the same standstill restriction pursuant to the Investor Rights Agreement, except the cap of its ownership percentage is 8%.

Director or observer appointment rights. Tencent Mobility is entitled to appoint a director to the Board (the “Tencent Director”), as long as Tencent Mobility holds 9,229,437 Class A Ordinary Shares during the lock-up period and maintains its ownership percentage at 12% after the lock-up period or as otherwise mutually agreed by the Issuer and Tencent Mobility. The Tencent Director is entitled to serve on any committee of the Board, unless a majority of the Board determines in good faith that such service on the committee would violate any applicable law. If at any time the Tencent Director is not a member of such committee, the Tencent Director has the right, as a non-voting observer, to attend all meetings of, observe all deliberations of, and receive copies of materials provided to, any such committees at the same time and in the same manner as the same are provided to other members of such committees.

Windcreek is entitled to appoint one observer to the Board or any such committee of the Board, as long as Windcreek holds 3,955,473 Class A Ordinary Shares during the lock-up period and maintains its ownership percentage at 8% after the lock-up period or as otherwise mutually agreed by the Issuer and Windcreek. The observer appointed by Windcreek is entitled to attend all meetings of, observe all deliberations of, and receive copies of materials provided to, the Board or any such committee at the same time and in the same manner as the same are provided to the directors.

Preemptive Rights. Tencent Mobility has the preemptive rights to subscribe for the shares of the Issuer, as long as Tencent Mobility holds 9,229,437 Class A Ordinary Shares during the lock-up period and maintains its ownership percentage at 12% after the lock-up period, provided that the ownership percentage of Tencent Mobility shall not exceed 12% immediately after such subscription and purchase.

Windcreek is also entitled to the same preemptive rights except the cap of its ownership percentage is 8%, as long as Windcreek holds 3,955,473 Class A Ordinary Shares during the lock-up period and maintains its ownership percentage at 8% after the lock-up period.

Demand registration rights. Tencent Mobility and Windcreek have the right to demand that the Issuer file a registration statement covering the registration of registrable securities with the anticipated gross receipts from the offering are to exceed US$50,000,000. However, the Issuer is not obligated to effect any demand registration if it has already effected a registration within the two-year period preceding the demand. The Issuer is obligated to effect only two demand registrations for each of Tencent Mobility and Windcreek. The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Piggyback registration rights. If the Issuer proposes to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or a corporate reorganization, the Issuer must offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities. The piggyback registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Form F-3 registration rights. Tencent Mobility and Windcreek have the right to request the Issuer to effect registration statements on Form F-3.

CUSIP No. 92763W103	SCHEDULE 13D	Page 8 of 9

Expenses of obligations. The Issuer will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for Tencent Mobility and Windcreek, but excluding underwriting discounts and selling commissions.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement. A copy of the Investor Rights Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Appendix A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated January 8, 2018, between Tencent Mobility Limited and Tencent Holdings Limited

Exhibit 2:	Subscription Agreement, dated December 17, 2017, among Vipshop Holdings Limited, Tencent Mobility Limited and Windcreek Limited

Exhibit 3:
Investor Rights Agreement, dated December 29, 2017, among Vipshop Holdings Limited, Mr. Eric Ya Shen, Mr. Arthur Xiabo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Tencent Mobility and Windcreek Limited

Exhibit 4:	English translation of Business Cooperation Agreement, dated December 17, 2017, between Shenzhen Tencent Computer Systems Company Limited and Vipshop Holdings Limited

CUSIP No. 92763W103	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2018

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Chairman of the Board

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT MOBILITY LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Mobility Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility Limited.

Name	Citizenship	Title

Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

 EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title

Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
David A.M. Wallerstein	United States of America	Chief Exploration Officer and Senior Executive Vice President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer, President of Interactive Entertainment Group, Mobile Internet Group and Online Media Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer